HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799 TEL 214 • 979 • 3000 FAX 214 • 880 • 0011

GREGORY J. SCHMITT DIRECT DIAL: (214) 468-3375 DIRECT FAX: (214) 740-7166 EMAIL: GSCHMITT@HUNTON.COM
November 5, 2008	FILE NO: 70131.000001

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Re:	AmeriCredit Corp.
Schedule TO-I filed October 20, 2008
SEC File No. 005-40781

Ladies and Gentlemen:

On behalf of AmeriCredit Corp., a Texas corporation (the “Company” or “AmeriCredit”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 1 to the Schedule TO of AmeriCredit (the “Amended Schedule TO”), including exhibits.

The Amended Schedule TO incorporates changes responsive to the comments set forth in the Commission’s letter to L. Steven Leshin, dated October 28, 2008. For your convenience, we have repeated each comment prior to the response. All references to headings and to page numbers in our discussion below are to the pages in the Amended Schedule TO, or the applicable exhibit.

Schedule TO-I

Item 10

1.	You state that the disclosure requirements of Item 10(b) of Schedule TO are “not applicable” here. Please explain in your response letter how you reached the conclusion that the pro forma information required by Item 1010(b) of Regulation M-A is not material. In addition, disclose this information in the Issuer Repurchase Notice, addressing the specific measures in Item 1010(b)(1)-(3).

The Company supplementally advises the Staff that the Company believes that the pro forma financial information required by item 1010(b) of Regulation M-A is not material to a holder’s decision to put the Securities to the Company because the consideration being paid

ATLANTA    AUSTIN    BANGKOK    BEIJING    BRUSSELS    CHARLOTTE    DALLAS    HOUSTON     LONDON    LOS ANGELES

McLEAN    MIAMI    NEW YORK    NORFOLK    RALEIGH    RICHMOND    SAN FRANCISCO    SINGAPORE    WASHINGTON

www.hunton.com

Securities and Exchange Commission

November 5, 2008

consists solely of cash, the Company has the requisite amount of cash on hand necessary to effectuate the Offer, the Offer is not subject to any financing condition and the impact on the specific measures identified in Item 1010(b) of Regulation M-A is not material. Specifically, on a pro forma basis and as a result of the Offer, (a) the Company’s net loss would have decreased from approximately ($69,319M) to approximately ($68,551M) for the fiscal year ended June 30, 2008, and from approximately ($1,662M) to approximately ($1,566M) for the quarter ended September 30, 2008, (b) the Company’s net loss per share would have decreased from ($.60) to ($.59) for the fiscal year ended June 30, 2008, and would not have changed for the quarter ended September 30, 2008, and (c) the Company’s ratio of earnings to fixed charges would not have changed for either period. As of the quarter ended September 30, 2008, on a pro forma basis and as a result of the Offer, the Company’s book value per share would not have changed. Item 10 of the Amended Schedule TO has been revised to disclose this information.

Exhibit (a)(1)(A) – Issuer Repurchase Notice

Summary Term Sheet, page 2

2.	Describe the accounting treatment of the offer, or explain in your response letter why it is not material. See Item 1001(a)(1)(xi) of Regulation M-A.

The Company has revised the Summary Term Sheet to disclose that the consummation of the Offer to repurchase the Securities will be treated by the Company as an extinguishment of debt for accounting purposes.

“When does the Offer expire…,” page 2

3.	Please revise your offer to comply with Rule 14e-1(a). In this regard, it appears that the offer will be open for less than twenty business days because it will expire at 5:00 p.m. instead of midnight Eastern Standard Time on the twentieth business day from the date that the offer commenced. Please note that November 11, 2008 is not considered a business day because it is a federal holiday. Refer to Rule 13e-4(a)(3). In your response letter, please tell us how you will notify target security holders of this change in the expiration date of the offer.

The Company has revised the Issuer Repurchase Notice to reflect that the Offer will remain open until midnight, New York City time, on November 17, 2008. The Company supplementally advises the Staff that security holders will be notified of this change in the expiration date of the Offer electronically by a posting to DTC’s Participant Tender Offer Program. The Company has also issued a press release to reflect that the Offer will remain open until midnight, New York City time, on November 17, 2008.

Securities and Exchange Commission

November 5, 2008

4.	We note that the offer may be extended, if required by applicable law. Please revise your disclosure to confirm that you will publicly announce any extension of your offer by no later than 9:00 a.m. Eastern Standard Time on the next business day following the scheduled expiration of the offer. Please refer to Rule 14e-1(d)(i) of the Exchange Act.

The Company has revised the Issuer Repurchase Notice to confirm that the Company will publicly announce any extension of the Offer by no later than 9:00 a.m. New York City time on the next business day following the scheduled expiration of the Offer.

Important Information Concerning the Offer, page 4

5.	You indicate that tendered securities may be withdrawn at any time before the expiration date. Please revise your offer document to disclose the withdrawal rights provided in Rule 13e-4(f)(2)(ii) of the Exchange Act.

The Company has revised the Issuer Repurchase Notice to disclose the withdrawal rights provided by Rule 13e-4(f)(2)(ii) of the Exchange Act.

Optional Redemption, page 6

6.	Your disclosure indicates that as of the day after the scheduled expiration of this offer, the Securities are redeemable for cash at the option of the Company at a Redemption Price (as defined in the Indenture). State the Redemption Price, or (if it is not a fixed number) how it is calculated.

The Company has revised the Issuer Repurchase Notice to indicate what the Redemption Price is for the Company to redeem the Securities as of the day after the scheduled expiration of the Offer.

Holder’s Right to Redemption Upon Change in Control, page 6

7.	Your disclosure here indicates that Holders who do not tender into this offer will have the right to require the Company to redeem the notes upon a Change of Control at a redemption price equal to the Change in Control Price, as defined in the Indenture. We assume, and we believe a reasonable reader would assume, that this term refers to the price to be paid in the relevant change of control transaction that triggers the redemption right. If this is not the case, please revise to describe the Change in Control Price here.

The Company has revised the Issuer Repurchase Notice to describe the Change of Control Price that is paid upon a redemption that occurs as a result of a Change of Control.

Securities and Exchange Commission

November 5, 2008

Material Tax Consequences, page 11

8.	Please delete the statements that the tax discussion is “for general information only” and does not “purport to be a complete analysis of all potential tax effects of the offer.” We believe this language might suggest that security holders may not rely on the description of material tax consequences included in the offering document. Revise your disclosure to ensure that you discuss all material tax consequences.

The Company has revised the Issuer Repurchase Notice to conform with the Staff’s comments.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing, that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at 214-468-3375.

Sincerely,

/s/ Gregory J. Schmitt
Gregory J. Schmitt

GJS/bt

enclosures

cc:	J. Michael May, Esq.

L. Steven Leshin, Esq.